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Stephen Ekker

Dean of Mayo Clinic Graduate School of Biomedical Sciences

Rochester, Minnesota · 500+ connections · Contact info

Mayo Clinic Graduate School of Biomedical...

The Johns Hopkins University

About

I am a trained molecular biologist and engineer, and my lab uses the zebrafish as a pioneering animal model for gene editing technology development and for the science of engineering health. I believe we can make a better world through science and technology to foster innovation and entrepreneurship, and that the 21st ... see more

Articles & activity

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Posted Post Doc Positions Gene Editing Mayo Clinic...

Stephen Ekker
Published on LinkedIn

We are looking for new gene editors to join the terrific and highly collaborative environment at the Mayo Clinic and as a part of our rich network including Iowa State and other membe ...see more

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Congrats!
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Vic is awesome and has been a fantastic leader for the Life Science...
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Awesome!
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Experience



Dean of Mayo Clinic Graduate School of Biomedical Sciences
Mayo Clinic Graduate School of Biomedical Sciences
May 2019 – Present · 4 mos
Rochester, Minnesota



Mayo Clinic
12 yrs 2 mos



Director, Office of Entrepreneurship
Aug 2017 – Present · 2 yrs 1 mo
Rochester, Minnesota Area

Helping develop the entrepreneurial spirit and community within the Mayo Clinic and partners.

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Department of Biochemistry and Molecular Biology

Founder Scientist
LEAH Labs
Nov 2018 – Present · 10 mos

President/Guild Master
Genome Writers Guild Genome Engineering Society
Jul 2017 – Present · 2 yrs 2 mos

CEO and Co-Founder
Lifengine Technologies
Mar 2016 – Present · 3 yrs 6 mos
Rochester, Minnesota Area

Making genome sciences accessible.

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Education

The Johns Hopkins University
Doctor of Philosophy (Ph.D.), Molecular Biology and Genetics
1988 – 1993

University of Illinois at Urbana-Champaign
Bachelor's Degree, Electrical Engineering
1983 – 1988

Focus on semiconductor fabrication

University of Illinois at Urbana-Champaign
Bachelor's Degree, Genetics and Developmental Biology
1983 – 1988

Worked with Dr. Carl Woese

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Scholastic chess coach
Kellogg Middle School, Century High School
Oct 2007 – Apr 2015 • 7 yrs 7 mos

Scholastic chess coach

Skills & Endorsements

Molecular Biology · 50

Endorsed by **Andrew Rennekamp, PhD and 2 others who are highly skilled at this**

Endorsed by **21 of Stephen's colleagues at Mayo Clinic**

Science · 32

Endorsed by **Zoltan M. Varga, who is highly skilled at this**

Endorsed by **9 of Stephen's colleagues at Mayo Clinic**

Life Sciences · 28

Endorsed by **Andrew Rennekamp, PhD and 1 other who is highly skilled at this**

Endorsed by **6 of Stephen's colleagues at Mayo Clinic**

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